Form 10-K, Exhibit 13
period 1998-01-03
DAN RIVER INC /GA/
filed 1998-03-24
CIK 914384

                                                                      EXHIBIT 13

Management's Discussion and Analysis

                          Revenues By Line of Business

                                               1997       1996       1995
                                               ----       ----       ----
                                                     (in millions)
     Home fashions  . . . . . . . . . . .     $ 255.8    $ 243.2    $ 231.8
     Apparel fabrics  . . . . . . . . . .       220.6      136.4      153.0
                                              -------    -------    -------

     Total net sales  . . . . . . . . . .     $ 476.4    $ 379.6    $ 384.8
                                              =======    =======    =======


RESULTS OF OPERATIONS

Comparison of 53 Weeks Ended January 3, 1998 ("fiscal 1997") to 52 Weeks Ended December 28, 1996, ("fiscal 1996")

         Net sales for the 53 weeks in fiscal 1997 were $476.4 million, an increase of $96.9 million or 25.5% compared to $379.6 million for the 52 weeks in fiscal 1996. Net sales of home fashion products in fiscal 1997 were $255.8 million, an increase of $12.6 million or 5.2% compared to $243.2 million in fiscal 1996. Net sales of apparel fabrics in fiscal 1997 were $220.6 million, an increase of $84.3 million or 61.8% compared to $136.4 million in fiscal 1996. The increase in net sales of home fashion products was due to higher unit volume aided somewhat by higher average pricing reflecting an improved product mix. The increase in net sales of apparel fabrics resulted primarily from the acquisition of The New Cherokee Corporation ("Cherokee"), which was consummated on February 3, 1997. Apparel fabrics unit volumes were up significantly as a result of the acquisition, offset somewhat by lower average pricing reflecting a sales mix that included a higher proportion of lower priced greige fabrics that were sold to the converter trade (purchasers of unfinished fabric who contract out the finishing to third parties) and higher commission finishing sales.

         Gross profit in fiscal 1997 was $104.3 million (21.9% of net sales), an increase of $32.1 million or 44.5% from gross profit of $72.2 million (19.0% of net sales) for fiscal 1996. The increase in gross profit was due to higher unit volumes, lower raw material prices, and better manufacturing performance in apparel fabrics where there were increased activity levels and reduced costs as a result of the acquisition of Cherokee.

         Selling, general and administrative expenses for fiscal 1997 were $54.2 million (11.4% of net sales) an increase of $8.6 million or 18.7% from $45.7 million (12.0% of net sales) for fiscal 1996. The increase was caused by increased selling and administrative expenses as a result of the acquisition of Cherokee, increased product design and roll-out costs associated with the introduction of the "Nautica" brand of home fashions products, and higher incentive compensation expense.

         The Company incurred a one-time charge in fiscal 1997 as a result of its decision to close its Riverside apparel fabrics weaving operations in Danville, Virginia, and a one-time gain as a result of its sale of the Wetumpka yarn operation in Wetumpka, Alabama. The net charge for the closure of Riverside was $7.6 million ($4.7 million after tax; $0.32 per share); it includes $0.4 million for severance and other employee benefit costs. The remainder of the charge relates principally to writedowns and other costs associated with the divestiture of real estate and equipment. This was offset by a gain of $583,000 ($358,000 after tax; $0.02 per share) on the sale of the Company's Wetumpka yarn operation in December 1997. These items are reflected under "Other Operating Costs, Net".

         For the reasons described above, operating income for fiscal 1997 was $43.0 million (9.0% of net sales), an increase of $16.1 million or 59.8% from $26.9 million for fiscal 1996. Excluding the Other Operating Costs, Net, operating income would have been $50.1 million (10.5% of net sales), an increase of $23.5 million or 88.8% compared to fiscal 1996.

         Other income (expense), net for fiscal 1997 includes $0.6 million of costs related to fees and expenses incurred in connection with a proposed business combination that did not materialize, offset in part by miscellaneous items of income.

         Interest expense was $21.1 million for fiscal 1997, an increase of $3.0 million or 16.3% from $18.2 million for fiscal 1996. The increase in interest expense was due to higher debt levels for most of the year arising from the acquisition of Cherokee, offset somewhat by lower average interest rates. The Company completed an initial public offering of its stock on November 20, 1997, (the "Offering"), raising $64.5 million in net proceeds for the Company, all of which was used to reduce outstanding debt. Included in the amounts paid off was the Company's outstanding Term Loan of $34.1 million. As a result of the Term Loan being prepaid and the writeoff of the associated debt issuance costs, the Company recognized an extraordinary loss of $243,000 after tax ($0.01 per share).

         The income tax provision was $8.4 million (38.6% of pre-tax income) for fiscal 1997, an increase of $4.8 million compared to an income tax provision of $3.6 million (38.6% of pre-tax income) recorded for fiscal 1996.

         Accordingly, net income for fiscal 1997 was $13.0 million or $0.89 per basic share on 14.7 million shares outstanding compared to $5.7 million or $0.40 per basic share for fiscal 1996 on 14.2 million shares outstanding.

Comparison of 52 Weeks Ended December 28, 1996 ("fiscal 1996") to 52 Weeks Ended December 30, 1995, ("fiscal 1995")

         Net sales for the 52 weeks in fiscal 1996 were $379.6 million, a decrease of $5.2 million or 1.4% compared to $384.8 million for the 52 weeks in fiscal 1995. Net sales of home fashions products were $243.2 million in fiscal 1996, an increase of $11.3 million or 4.9% when compared to $231.8 million for fiscal 1995. Net sales of apparel fabrics were $136.4 million, a decrease of $16.6 million or 10.8% compared to $153.0 million in fiscal 1995. The increase in sales of home fashions products was due to higher unit volume partially offset by lower average pricing reflecting a competitive pricing environment. The decrease in sales of apparel fabrics reflects lower unit volume of shirting fabrics, particularly commodity white and blue oxfords, due to a sluggish retail environment for these products during the first half of the year.

         Gross profit for fiscal 1996 was $72.2 million or 19.0% of sales, a decrease of $5.7 million or 7.4% from gross profit of $77.9 million (20.2% of sales) for fiscal 1995. The decrease in gross profit was due to lower sales of apparel fabrics, higher cotton costs and poor manufacturing performance associated with abbreviated running schedules during the first half of the year because of the weak order position for apparel fabrics during that period.

         Selling, general and administrative expenses for fiscal 1996 were $45.7 million (12.0% of sales) an increase of $0.8 million or 1.8% from $44.9 million (11.7% of net sales) in fiscal 1995. The increase in these expenses relates primarily to higher rent expense for the Company's New York office and showrooms and higher incentive compensation, offset by lower costs from the operation of fewer factory stores and lower general and administrative expense for the year.

         Other Operating Costs, Net, reflects a net credit of $0.4 million in fiscal 1996, compared to $9.0 million of net charges in fiscal 1995. Fiscal 1995 charges include $4.4 million in writedowns of fixed assets relating to the Company's ongoing modernization program, $3.0 million of costs associated with the Company's decision to discontinue manufacturing and marketing a line of apparel fabrics, and $1.6 million of costs associated with relocation of the Company's design, merchandising and marketing staff from office space at 111 West 40th Street to new offices at 1325 Avenue of the Americas in New York City. Fiscal 1996 reflects the reversal of a portion of the 1995 charges principally relating to the discontinued line of apparel fabrics ($0.9 million) offset by $0.5 million of net charges for equipment writedowns associated with the Company's modernization program.

         Operating income for fiscal 1996 was $26.9 million (7.1% of net sales), an increase of $2.8 million or 11.8% from $24.1 million (6.3% of net sales), in fiscal 1995. The increase was caused by the favorable comparison created by the absence in fiscal 1996 of the one-time charges that were taken in fiscal 1995 and which are described above. Excluding these charges, operating income for fiscal 1996 would have been lower than fiscal 1995 by $6.6 million or 19.8% due to the lower sales of apparel fabrics, higher cotton costs, and poor manufacturing performance associated with abbreviated running schedules during the first half of the year because of the weak order position for apparel fabrics during that period.

         Interest expense was $18.2 million for fiscal 1996, a decrease of $3.8 million or 17.2% from $21.9 million in fiscal 1995. The reduction in interest expense was due primarily to the conversion of the Company's 16.35% Convertible Subordinated Junior Notes (the "Junior Notes") into shares of Class A common stock in September 1995 and to a lesser extent because of lower rates and levels for the Company's remaining debt. The decrease in those debt levels was due to lower levels of working capital during the year.

         The income tax provision was $3.6 million for fiscal 1996, or 38.6% of pre-tax income, an increase of $1.4 million or 67.4% from the $2.1 million (89.2% of pre-tax income) recorded for fiscal 1995. The high effective tax rate for fiscal 1995 reflects the nondeductibility of interest on the Junior Notes that were outstanding during the first eight months of 1995.

         For the reasons described above, net income in fiscal 1996 was $5.7 million or $0.40 per basic share, an increase of $5.4 million from $0.3 million or $0.02 per basic share for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

General

         The Company relies on internally generated cash flow, supplemented by borrowings under its Working Capital Facility to meet its working capital needs, capital improvements and debt service requirements. In the past, the Company has maintained substantial levels of leverage. However, the Offering resulted in a substantial reduction in that leverage. The Company's total debt to total capital ratio at January 3, 1998 was 46.4%.

Working Capital

         The Company's operations are working capital intensive. The Company's operating working capital (accounts receivable and inventories less accounts payable and accrued expenses) typically increases or decreases in relation to sales and operating activity levels.

         Excluding the effect of the Cherokee acquisition, operating working capital increased $3.7 million (4.2%) during fiscal 1997 reflecting increased sales activity. Net income plus noncash expense items (net) provided $49.4 million in cash during the year, which provided funding for $4.7 million used by changes in operating assets and liabilities. Those changes were a $2.7 million increase in prepaid expenses and other assets, a $1.6 million decrease in other liabilities, as well as the $3.7 million increase in operating working capital mentioned above. As a result, net cash of $44.6 million was provided by operating activities in fiscal 1997.

         Operating working capital decreased $17.3 million (16.7%) during fiscal 1996 reflecting improved inventory management and to a lesser extent the 1.4% decrease in net sales from fiscal 1995. Net income plus noncash expense items (net) provided $28.4 million in cash during the year. Additionally, cash was provided by a $16.7 million reduction in operating assets and liabilities, principally from the reduction in operating working capital mentioned here. Accordingly, net cash of $45.1 million was generated from operating activities in fiscal 1996.

         Operating working capital increased $5.7 million (5.8%) in fiscal 1995 reflecting the 3.6% increase in net sales from fiscal 1994. Net income plus noncash expense items (net) provided $29.6 million in cash during the year, which provided funding for $7.0 million used by changes in operating assets and liabilities. As a result, $22.5 million in net cash was provided by operating activities in fiscal 1995.

         In connection with the purchasing of cotton for anticipated manufacturing requirements, the Company may enter into cotton futures and option contracts in order to reduce the risk associated with future price fluctuations. The Company generally covers open order requirements, which average approximately three months of production, through direct purchase and hedging transactions, and it may shorten or lengthen that period in accordance with its perception of the direction of cotton prices. Futures and option contracts are accounted for as hedges and, accordingly, gains or losses are deferred and reflected in cost of sales as an element of the cost of the finished product. Gains and losses related to hedging activity during the three year period ended January 3, 1998 were not material to the Company's results of operations. There were no material cotton futures or options contracts outstanding at January 3, 1998 or December 28, 1996.


Credit Facilities and Vendor Financing

         On February 3, 1997, in order to finance the Cherokee acquisition, the Company replaced its $60.0 million revolving credit facility with a new revolving credit facility (the "Working Capital Facility"), under which the Company has $90.0 million aggregate borrowing availability, subject to a borrowing base limitation, and a Term Loan Facility, under which the Company had $35.0 million of aggregate borrowing availability, (together, the "Credit Facilities"). The Working Capital Facility is secured by the Company's accounts receivable and inventories.

         Following the completion of the Offering in November 1997 the net proceeds to the Company from the Offering (approximately $64.5 million) were used to retire various debt obligations of the Company and the Credit Facilities were amended. This resulted in the prepayment and termination of the Term Loan Facility and a reduction in the interest rates applicable to borrowings under the Working Capital Facility, as well as the prepayment and termination of other obligations.

         As amended, the Working Capital Facility bears interest at the Base Rate, as defined (8.50% as of February 23, 1998) or LIBOR plus .75% (6.38% as of February 23, 1998) for periods of one, two, three or six months, at the Company's option. The Working Capital Facility is nonamortizing and any amounts outstanding are due at the final maturity of February 28, 2001. At January 3, 1998, the Company had an aggregate of $18.5 million of borrowings and $0.2 million in letters of credit outstanding under the Working Capital Facility and had $61.4 million in unused and available borrowings under the Working Capital Facility.

         The Working Capital Facility contains certain covenants including requirements for the maintenance of a certain cash interest coverage ratio and a minimum net worth and limitations on mergers and consolidations, affiliated transactions, incurring liens, making restricted payments, entering into sale and leaseback transactions, disposing of assets and owning, purchasing or acquiring margin securities. An event of default under the Working Capital Facility includes a Change in Control (as defined) as well as the Company's default on certain of its other indebtedness. Borrowings under the Working Capital Facility are tied to a borrowing base formula which is dependent on the level of eligible accounts receivable and inventories, less $10 million.

         In addition, the Company finances certain capital improvements through vendors of the capital assets, and will continue to utilize this method of financing where it deems appropriate.

Capital Improvements

         The Company's capital improvements have been financed through a variety of sources, including (i) internally generated funds and borrowings under existing credit facilities, (ii) vendor financing and (iii) operating leases.

         During fiscal 1997, the Company made capital improvements aggregating $24.2 million. The Company anticipates capital improvements in the range of $30 million to $35 million in fiscal 1998, which will be used primarily for new looms, air conditioning and other facility modernizations.

         Rental expense for fiscal 1997, 1996 and 1995 was approximately $7.4 million, $10.3 million and $13.0 million, respectively, net of rental income on noncancellable leases and subleases of approximately $34,000, $76,000 and $1.5 million, respectively. At January 3, 1998, the Company's future minimum lease payments due under operating leases with noncancellable terms in excess of one year were as follows: 1998, $4.6 million; 1999, $3.1 million; 2000, $2.3 million; 2001 and later, $18.5 million. Approximately 5% of future rental payments relate to operating leases for machinery and equipment used to produce the Company's products.

         The table below sets forth the amount of capital improvements made through specified financing sources during the past three fiscal years:

                                                                           Fiscal Year
                                                                1997           1996        1995
                                                               -------        ------      -------
                                                                         (in millions)
Source of Financing:
  Internal generated funds and borrowings . . . . . . . .       $ 24.2        $ 28.5       $ 20.8
  Vendor financings(1)  . . . . . . . . . . . . . . . . .           --           6.0          7.2
  Operating leases(2) . . . . . . . . . . . . . . . . . .           --           0.9          1.3
                                                                ------        ------       ------
Total capital improvements  . . . . . . . . . . . . . . .       $ 24.2        $ 35.4       $ 29.3
                                                                ======        ======       ======

------------------

(1) The financings provided by vendors for machinery and equipment typically have maturities ranging from three to seven years and carry floating rates of interest similar to the Company's Credit Facilities. The 1996 and 1995 amounts also include $3.6 million and $1.0 million, respectively, of financing from an Industrial Development Authority for a home fashions accessory sewing plant and a warehouse and distribution center.

(2) Amounts reflect the fair market value of machinery and equipment which was leased during the applicable period.

IMPACT OF YEAR 2000

         Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

         The Company has completed a business system assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The assessment included not only a review for year 2000 compliance, but whether existing systems were sufficient to serve as the base for the Company's future operations. As a result of the review, the Company decided to install a new Enterprise Resource Planning (ERP) System which is year 2000 compliant and which would provide significant business improvements. The cost to implement the ERP system is approximately $6 million of which $5 million is considered a capital expenditure. In addition, the Company plans to expense as incurred approximately $1-2 million on modifying other systems to cause them to become year 2000 compliant.

         The Company's target for completion of the ERP system installations and modifications to other systems is December 31, 1998, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, the year 2000 issue could have a material impact on the operations of the Company.

         The Company has initiated formal communications with key suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to address their own year 2000 issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

         The costs outlined above and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources and other factors. There can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer codes, and similar uncertainties.

RECENT ACCOUNTING PRONOUNCEMENTS

         See Note 2 to the Consolidated Financial Statements.

MARKET AND DIVIDEND DATA

         The Company was privately held until the Offering was completed on November 20, 1997, at which time its Class A Common Stock was listed on the New York Stock Exchange, which is the principal United States market where the stock is traded. The initial public offering price of the Class A Common Stock was $15 per share, and the price on January 2, 1998, the last trading date of the Company's fiscal year, was $16.375. There is no established trading market for the Class B Common Stock. On February 19, 1998, there were 63 holders of record of the Company's Class A Common Stock and eight holders of record of the Company's Class B Common Stock.

         The Company has paid no cash dividends during its two most recent fiscal years and has no present intention to commence paying such dividends.

                                 DAN RIVER INC.

                          CONSOLIDATED BALANCE SHEETS

                     January 3, 1998 and December 28, 1996

                                                                                       1997            1996
                                                                                       ----            ----
                                                                                      (in thousands, except
                                                                                    share and per share data)
                                              ASSETS

Current assets:

   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  1,759        $  5,042
   Accounts receivable (less allowance of $6,230 and $4,631)  . . . . . . . . . . .    70,676          55,782
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    92,376          72,493
   Prepaid expenses and other current assets  . . . . . . . . . . . . . . . . . . .     5,112           1,275
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,628           5,643
                                                                                     --------        --------

     Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   177,551         140,235

Property, plant and equipment:
   Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,296           6,526
   Building and improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . .    59,382          43,363
   Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   250,849         209,568
   Construction in progress . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,467          15,241
                                                                                     --------        --------
                                                                                      321,994         274,698
   Less accumulated depreciation and amortization . . . . . . . . . . . . . . . . .   113,866          99,348
                                                                                     --------        --------
   Net property, plant and equipment  . . . . . . . . . . . . . . . . . . . . . . .   208,128         175,350
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,616           5,465
                                                                                     --------        --------
                                                                                     $392,295        $321,050
                                                                                     ========        ========

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Current maturities of long-term debt   . . . . . . . . . . . . . . . . . . . . .  $    301        $  6,990
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27,933          21,531
   Accrued compensation and related benefits  . . . . . . . . . . . . . . . . . . .    16,661          13,652
   Other accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,052           4,771
                                                                                     --------        --------
     Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . .    53,947          46,944
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   143,455         162,478
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20,182          17,857
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8,881           6,147

Common stock subject to put rights  . . . . . . . . . . . . . . . . . . . . . . . .        --           9,726

Shareholders' equity:
   Preferred stock, $.01 par value; authorized 50,000,000 shares; no shares issued         --              --
   Common stock, Class A, $.01 par value; authorized 175,000,000 shares; issued and
     outstanding 16,778,472 shares (12,712,945 shares at December 28, 1996) . . . .       168             127
   Common stock, Class B, $.01 par value; authorized 35,000,000 shares; issued and
     outstanding 2,062,070 shares (none at December 28, 1996) . . . . . . . . . . .        21              --
   Common stock, Class C, $.01 par value; authorized 5,000,000 shares; no shares
     outstanding (1,442,220 shares outstanding at December 28, 1996)  . . . . . . .        --              14
   Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . .   139,140          64,668
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26,501          13,698
   Pension liability adjustment . . . . . . . . . . . . . . . . . . . . . . . . . .        --            (609)
                                                                                     --------        --------
     Total shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . .   165,830          77,898
                                                                                     --------        --------
                                                                                     $392,295        $321,050
                                                                                     ========        ========


                            See accompanying notes.

                                 DAN RIVER INC.

                       CONSOLIDATED STATEMENTS OF INCOME

      Years ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                           1997         1996          1995
                                                                           ----         ----          ----
                                                                        (in thousands, except per share data)
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 476,448    $ 379,567     $ 384,801

Costs and expenses:
   Cost of Sales  . . . . . . . . . . . . . . . . . . . . . . . .          372,165      307,383       306,879
   Selling, general and administrative expenses . . . . . . . . .           54,231       45,673        44,860
   Other operating costs, net . . . . . . . . . . . . . . . . . .            7,012         (428)        8,972
                                                                         ---------   ----------     ---------

Operating income  . . . . . . . . . . . . . . . . . . . . . . . .           43,040       26,939        24,090
Other income (expense), net . . . . . . . . . . . . . . . . . . .             (290)         485           241
Interest expense  . . . . . . . . . . . . . . . . . . . . . . . .          (21,135)     (18,168)      (21,941)
                                                                         ---------   ----------     ---------
Income before income taxes and extraordinary item . . . . . . . .           21,615        9,256         2,390
Provision for income taxes  . . . . . . . . . . . . . . . . . . .            8,351        3,570         2,132
                                                                         ---------   ----------     ---------
Income before extraordinary item  . . . . . . . . . . . . . . . .           13,264        5,686           258
Extraordinary item, net of income taxes:
   Loss on early extinguishment of debt . . . . . . . . . . . . .             (243)          --            --
                                                                         ---------   ----------     ---------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  13,021   $    5,686     $     258
                                                                         =========   ==========     =========

Earnings per share--basic:
   Income before extraordinary item . . . . . . . . . . . . . . .        $    0.90   $     0.40     $    0.02
   Extraordinary item . . . . . . . . . . . . . . . . . . . . . .            (0.01)          --            --
                                                                         ---------   ----------     ---------
   Net income per share--basic  . . . . . . . . . . . . . . . . .        $    0.89   $     0.40     $    0.02
                                                                         =========   ==========     =========

Earnings per share--diluted:
   Income before extraordinary item . . . . . . . . . . . . . . .        $    0.89   $     0.40     $    0.02
   Extraordinary item . . . . . . . . . . . . . . . . . . . . . .            (0.01)          --            --
                                                                         ---------   ----------     ---------
   Net income per share--diluted  . . . . . . . . . . . . . . . .        $    0.88   $     0.40     $    0.02
                                                                         =========   ==========     =========


                            See accompanying notes.

                                 DAN RIVER INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 Years ended January 3, 1998, December 28, 1996
                             and December 30, 1995

                                        Class A    Class B    Class C    Additional               Pension
                                        Common     Common     Common     Paid-In      Retained    Liability
                                         Stock      Stock      Stock     Capital      Earnings    Adjustment     Total
                                        ------     ------     ------     -------      --------    ----------     -----
                                                                       (in thousands)
Balance at December 31, 1994           $    99     $    --    $     14   $ 38,943   $  7,754    $       --      $ 46,810
Net income  . . . . . .                     --          --          --         --        258            --           258
Pension liability adjustment                --          --          --         --         --        (1,845)       (1,845)
Conversion of junior subordinated
  notes . . . . . . . .                     28          --          --     28,451         --            --        28,479
                                       -------     -------    --------   --------   --------     ---------      --------
Balance at December 30, 1995               127          --          14     67,394      8,012        (1,845)       73,702

Net income  . . . . . .                     --          --          --         --      5,686            --         5,686
Pension liability adjustment                --          --          --         --         --         1,236         1,236
Change in common stock subject to put
  rights  . . . . . . .                     --          --          --     (2,726)        --            --        (2,726)
                                       -------     -------    --------   --------    -------     ---------      --------
Balance at December 28, 1996               127           -          14     64,668     13,698          (609)       77,898

Net income  . . . . . .                     --          --          --         --     13,021            --        13,021
Pension liability adjustment                --          --          --         --         --           609           609
Initial public offering                     41          21         (14)    64,436         --            --        64,484
Termination of put rights                   --          --          --      9,726         --            --         9,726
Tax effect of stock options
  exercised . . . . . .                     --          --          --        310         --            --           310
Retirement of common stock                  --          --          --         --        (218)          --          (218)
                                       -------     -------    --------   --------    --------     --------     ---------
Balance at January 3, 1998             $   168     $    21    $     --   $139,140    $ 26,501     $     --     $ 165,830
                                       =======     =======    ========   ========    ========     ========     =========


                            See accompanying notes.

                                 DAN RIVER INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years ended January 3, 1998, December 28, 1996
                             and December 30, 1995

                                                                           1997           1996         1995
                                                                           ----           ----         ----
                                                                                     (in thousands)
Cash flows from operating activities:
  Net income  . . . . . . . . . . . . . . . . . . . . . . .             $   13,021      $ 5,686     $     258
     Adjustments to reconcile net income to net cash provided by operating activities:
         Noncash interest expense . . . . . . . . . . . . .                  1,359        1,166         4,110
         Depreciation and amortization  . . . . . . . . . .                 27,508       20,795        19,537
         Deferred income taxes  . . . . . . . . . . . . . .                    (59)       1,842        (1,379)
         Writedown/disposal of assets . . . . . . . . . . .                  7,161       (1,129)        7,045
         Extraordinary loss on extinguishment of debt . . .                    397           --            --
         Changes in operating assets and liabilities,
           excluding effects of business acquired:
              Accounts receivable . . . . . . . . . . . . .                    473         (691)        6,578
              Inventories . . . . . . . . . . . . . . . . .                 (8,790)      24,554        (8,423)
              Prepaid expenses and other assets . . . . . .                 (2,701)        (396)          512
              Accounts payable and accrued expenses . . . .                  4,646       (6,555)       (3,904)
              Other liabilities . . . . . . . . . . . . . .                  1,632         (194)       (1,796)
                                                                           -------      -------       --------
Net cash provided by operating activities . . . . . . . . .                 44,647       45,078        22,538
                                                                           -------      -------       --------
Cash flows from investing activities:
     Capital expenditures . . . . . . . . . . . . . . . . .                (24,231)     (27,582)      (24,316)
     Proceeds from sale of assets   . . . . . . . . . . . .                  4,005        2,385           322
     Acquisition of business  . . . . . . . . . . . . . . .                (64,583)          --            --
                                                                          --------     --------      --------
Net cash used by investing activities . . . . . . . . . . .                (84,809)     (25,197)      (23,994)
                                                                           -------      -------       --------
Cash flows from financing activities:
     Payments of long-term debt . . . . . . . . . . . . . .                (89,177)     (18,566)       (8,453)
     Net proceeds from issuance of long-term debt . . . . .                 62,972       25,187           700
     Net borrowings (payments)--working capital facility  .                 (1,400)     (23,000)        9,000
     Net proceeds from issuance of common stock . . . . . .                 64,484           --            --
                                                                           -------      -------       -------
Net cash provided (used) by financing activities  . . . . .                 36,879      (16,379)        1,247
                                                                           -------      -------       -------
Net increase (decrease) in cash and cash equivalents  . . .                 (3,283)       3,502          (209)
Cash and cash equivalents at beginning of year  . . . . . .                  5,042        1,540         1,749
                                                                           -------      -------       -------
Cash and cash equivalents at end of year  . . . . . . . . .                $ 1,759      $ 5,042       $ 1,540
                                                                           =======      =======       =======


                            See accompanying notes.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

1.       DESCRIPTION OF BUSINESS

                 Dan River Inc. and its former parent and sole shareholder, Braelan Corp. ("Braelan"), were organized in 1989 to acquire and operate Dan River Holding Company and its subsidiaries. Dan River Inc. is a manufacturer and marketer of a variety of textile products, primarily home fashions and apparel fabrics. Home fashions products consist mostly of packaged bedroom furnishings which are sold to domestic retailers. Apparel products, which include a broad range of woven cotton and cotton-blend fabrics, are distributed primarily to domestic clothing manufacturers.

2.       SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

         Basis of presentation

                 On December 29, 1995, Braelan was merged with and into Dan River Inc. The consolidated balance sheets as of January 3, 1998 and December 28, 1996, and the consolidated statements of income, shareholders' equity and cash flows for each of the two fiscal years in the period ended January 3, 1998, represent the consolidated financial position, results of operations and cash flows of Dan River Inc. and its wholly-owned subsidiary, Dan River Factory Stores, Inc. The consolidated statements of income, shareholders' equity and cash flows for the year ended December 30, 1995, represent the consolidated results of operations and cash flows of Braelan and its subsidiaries. All significant intercompany balances have been eliminated. Braelan and its subsidiaries, and Dan River Inc. and its subsidiary are collectively referred to as the Company.

         Fiscal year

                 The Company's fiscal year ends on the Saturday nearest to December 31. All references to 1997 mean the 53-week fiscal year ended January 3, 1998, and all references to 1996, and 1995 mean the 52-week fiscal years ended December 28, 1996 and December 30, 1995, respectively.

         Use of estimates

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Cash equivalents

                 All highly liquid cash investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

2.       SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS--(CONTINUED)

         Inventories

                 Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method. Inventories at January 3, 1998 and December 28, 1996 respectively, by component are as follows:

                                                                     1997         1996
                                                                    -------     --------
                                                                       (in thousands)
                 Finished goods . . . . . . . . . . . . . . . .     $25,401      $24,558
                 Work in process  . . . . . . . . . . . . . . .      56,156       38,274
                 Raw materials  . . . . . . . . . . . . . . . .       2,429        2,679
                 Supplies . . . . . . . . . . . . . . . . . . .       8,390        6,982
                                                                    -------      -------
                      Total inventories . . . . . . . . . . . .     $92,376      $72,493
                                                                    =======      =======

         Property, plant and equipment

                 Property, plant and equipment are stated at cost.
         Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from 10 to 35 years for buildings and improvements, and 3 to 14 years for machinery and equipment. Leasehold improvements are amortized on a straight-line basis over the lease term or estimated useful life, whichever is less.

         Deferred financing fees

                 Debt financing fees are amortized over the term of the related debt.

         Revenue recognition

                 The Company generally recognizes revenues from product sales when goods are shipped.

         Stock-based compensation

                 The Company continues to follow the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has presented the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

         Income taxes

                 Deferred income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

2.       SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS--(CONTINUED)

         Cotton futures contracts

                 In connection with the purchasing of cotton for anticipated manufacturing requirements, the Company may enter into cotton futures and option contracts in order to reduce the risk associated with future price fluctuations. These contracts are accounted for as hedges and, accordingly, gains or losses are deferred and reflected in cost of sales as an element of the cost of the finished product. Transactions related to cotton futures and option contracts during the three year period ended January 3, 1998 were not material.

         Earnings per share

                 In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Diluted earnings per share is similar to fully diluted earnings per share except that the antidilutive effect of the Company's convertible junior subordinated notes, which was taken into consideration for purposes of calculating fully diluted earnings per share in 1995, is not included in the calculation of diluted earnings per share. All earnings per share amounts have been restated to conform to the SFAS 128 requirements.

         Recent accounting pronouncements

                 In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), effective for years beginning after December 15, 1997. SFAS 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from those of Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise". Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The financial information to be reported includes segment profit or loss, certain revenue and expense items and segment assets and reconciliations to corresponding amounts in the general purpose financial statements. SFAS 131 also requires information about products and services, geographic areas of operation, and major customers. The Company is required to adopt SFAS 131 at the end of its 1998 fiscal year. The Company has not completed its analysis of the effect of adoption on its financial statement disclosure, however, the adoption of SFAS 131 will not affect results of operations or financial position.

3.       PUBLIC OFFERING AND CAPITALIZATION

                 On November 20, 1997 the Company completed an initial public offering of its Class A common stock to the public (the "Offering"), which included the sale of 4,700,000 shares by the Company and 2,619,200 shares by certain selling shareholders. The Company used the net proceeds from the Offering, $64,484,000, to retire indebtedness.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 30, 1995, DECEMBER 28, 1996
                              AND JANUARY 3, 1998

3.       PUBLIC OFFERING AND CAPITALIZATION--(CONTINUED)

                 In connection with the Offering, the shareholders of the Company approved a multi-step recapitalization plan which became effective on November 3, 1997 (the "Recapitalization"). Prior to the Recapitalization, the Company's outstanding capital stock included 1,500,000 authorized shares of voting stock, par value $.01 per share ("Old Voting Stock") (726,454 shares of which were outstanding), and 1,500,000 authorized shares of nonvoting common stock, par value $.01 per share ("Old Nonvoting Stock") (82,413 shares of which were outstanding).

                 The Company first amended and restated its Articles of Incorporation (the "Restated Articles"). Upon filing of the Restated
         Articles: (i) Class A Common Stock, par value $.01 per share, entitled to one vote per share, Class B Common Stock, par value $.01 per share, entitled to 4.39 votes per share, and Class C Common Stock, par value $.01 per share, nonvoting, were created; (ii) each outstanding share of Old Voting Stock was reclassified and exchanged for 17.5 shares of Class A Common Stock of the Company ("Class A Common") and (iii) each outstanding share of Old Nonvoting Stock was reclassified and exchanged for 17.5 shares of Class C Common Stock of the Company ("Class C Common") (the "Reclassification"). All share and per share amounts in the accompanying financial statements and the related notes have been adjusted to reflect the impact of the Reclassification on the number of shares outstanding and the per share amounts. Shares of Class C Common automatically converted into shares of Class A Common on a share-for-share basis upon consummation of the Offering.

                 Upon consummation of the Offering, the Company completed an exchange offer (the "Exchange Offer") pursuant to which certain members of senior management of the Company (and certain of their family members) that held Old Voting Stock prior to the Reclassification exchanged 2,062,070 shares of Class A Common for shares of supervoting Class B Common Stock ("Class B Common") on a share-for-share basis.

                 The Company has the option until September 2001 to purchase the common shares held prior to the Offering by certain shareholders at a price equal to the fair market value at the date the option is exercised. The Company's call option may only be exercised once during any 12-month period. Mr. Joseph L. Lanier, Jr., Chairman and Chief Executive Officer, has a similar call option on certain issued and outstanding common shares, which has priority to the Company's call option. In addition, certain shareholders have the right to require the Company to register, at its expense, their shares under the Securities Act of 1933. Prior to the Offering, certain shareholders had the right to require the Company to repurchase annually a portion of their shares at the then fair market value, as defined. As a result of certain financial covenants and other restrictions contained in the put agreement and the Company's debt agreements, the Company was not required to repurchase any securities. Upon consummation of the Offering the put agreement terminated.

                 On September 3, 1995 the Company's convertible junior subordinated notes (the "Junior Notes") with an outstanding balance of $28,479,000 were converted into 2,780,173 shares of Class A Common stock. The Junior Notes were non-amortizing, and bore interest at 16.35%, which accrued quarterly and was automatically capitalized and added to principal.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995


4.       ACQUISITION

                 On February 3, 1997, the Company acquired substantially all the assets of The New Cherokee Corporation ("Cherokee"), a manufacturer of yarn-dyed shirting and sportswear fabrics, for $64,583,000 in cash, including transaction costs, and the assumption of approximately $6,600,000 in operating liabilities. In addition, liabilities aggregating $2,000,000 were recorded, primarily for severance arrangements and the closure of Cherokee's marketing headquarters. The majority of these liabilities were paid in 1997. The acquisition was funded at closing with $12,100,00 of cash on hand, and borrowings under a working capital line of credit and term loan. The acquisition has been accounted for as a purchase and did not result in the recording of goodwill.

                 The results of Cherokee's operations are reflected in the Company's financial statements from the date of acquisition. The following summarized, unaudited pro forma results of operations assume the acquisition had occurred at the beginning of each year presented:


                                                                           1997         1996
                                                                          -------      -------
                                                                 (in thousands, except per share data)
                 Net Sales  . . . . . . . . . . . . . . . . . .          $485,658    $480,639
                 Income before extraordinary item . . . . . . .            13,735       3,306
                 Net income . . . . . . . . . . . . . . . . . .            13,492       3,306
                 Earnings per share:
                      Basic . . . . . . . . . . . . . . . . . .              0.92        0.23
                      Diluted . . . . . . . . . . . . . . . . .              0.91        0.23


                 The pro forma information is presented for informational purposes and is not indicative of results which would have occurred or which may occur in the future.

5.       LONG-TERM DEBT

         Long-term debt at January 3, 1998 and December 28, 1996, consists of the following:

                                                                          1997          1996
                                                                         -------       -------
                                                                            (in thousands)
                 Senior subordinated notes  . . . . . . . . . .          $120,000    $120,000
                 Working capital facility . . . . . . . . . . .            18,500          --
                 Other borrowings with various rates
                   and maturities . . . . . . . . . . . . . . .             5,256      49,468
                                                                         --------    --------
                                                                          143,756     169,468
                 Less current maturities  . . . . . . . . . . .               301       6,990
                                                                         --------    --------
                 Total long-term debt . . . . . . . . . . . . .          $143,455    $162,478
                                                                         ========    ========

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

5.       LONG-TERM DEBT--(CONTINUED)

                 The senior subordinated notes (the "Notes") consist of $120,000,000 in nonamortizing ten-year notes issued pursuant to an indenture dated December 15, 1993, bearing interest at 10 1/8%, payable semi-annually.

                 The working capital facility as established February 3, 1997 consists of a long-term $90 million working capital line of credit, the availability of which is tied to a defined borrowing base formula. At January 3, 1998, $18,500,000 was outstanding under the working capital line of credit, and $61,372,000 was available. All borrowings under the working capital facility are nonamortizing, and are due February 28, 2001. The borrowings bear interest at a Base Rate, as defined, or LIBOR plus .75%, as defined, at the option of the Company. The weighted average interest rate of the borrowings outstanding at January 3, 1998 was 6.72%. The Company pays a commitment fee of 1/4% per annum on the unused portion of the $90,000,000 working capital line of credit. The working capital facility also provides for the issuance of letters of credit up to $7,500,000 outstanding, of which $150,000 was outstanding at January 3, 1998. The obligations of the Company under the working capital facility are secured by a lien on substantially all accounts receivable and inventory. This working capital facility was established on February 3, 1997 and replaced a $60,000,000 working capital facility terminated on that date.

                 The working capital facility and the Notes contain certain restrictive covenants which, among other things, require the Company to meet minimum net worth and earnings ratios, impose limitations on debt incurrence and restrict certain payments, including dividends and payments for the repurchase of capital stock. At January 3, 1998, $6,501,000 of the Company's retained earnings was so restricted.

                 Other borrowings consist primarily of various industrial development revenue and pollution control obligations as of January 3, 1998. As of December 28, 1996, it also included various notes secured by machinery and equipment of the Company which were prepaid in November and December 1997 with the proceeds of the Offering.

                 The repayment of debt obligations with the proceeds of the Company's Offering resulted in an extraordinary loss of $396,000, less related income taxes of $153,000.

                 The aggregate annual scheduled principal repayments of long-term debt for 1998, 1999, 2000, 2001 and 2002 are $301,000,
         $315,000, $324,000, $18,839,000 (including $18,500,000 under the working capital facility) and $312,000, respectively.

                 Plant and equipment acquired in exchange for debt, substantially all of which was repaid out of the proceeds from the Offering, was $0, $5,951,000 and $7,203,000 for 1997, 1996 and 1995,
         respectively.

                 Cash payments of interest on debt were $19,791,000, $17,854,000 and $17,742,000 for 1997, 1996 and 1995, respectively.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

6.       INCOME TAXES

                 The provision for income taxes is comprised of the following:

                                                                      1997           1996         1995
                                                                     -------        ------       -------
                                                                                (in thousands)
         Current:
              Federal . . . . . . . . . . . . . . . . . .           $ 7,395        $ 1,645       $ 3,123
              State . . . . . . . . . . . . . . . . . . .             1,011             83           388
                                                                    -------        -------       -------
                                                                      8,406          1,728         3,511
                                                                    =======        =======       =======
         Deferred:
              Federal . . . . . . . . . . . . . . . . . .              (267)         1,278        (1,365)
              State . . . . . . . . . . . . . . . . . . .               212            564           (14)
                                                                    -------        -------       -------
                                                                        (55)         1,842        (1,379)
                                                                    -------        -------       -------
         Provision for income taxes . . . . . . . . . . .           $ 8,351        $ 3,570       $ 2,132
                                                                    =======        =======       =======

                 A reconciliation of the differences between the provision for income taxes and income taxes computed using the statutory federal income tax rate of 35% follows:

                                                                     1997         1996         1995
                                                                    -------      ------      -------
                                                                             (in thousands)
         Amount computed using the statutory rate . . . .           $ 7,565      $ 3,240     $   837
         Increase (decrease) in taxes resulting from:
              State taxes . . . . . . . . . . . . . . . .               795          421         243
              Nondeductible interest  . . . . . . . . . .                82           80       1,018
              Other, net  . . . . . . . . . . . . . . . .               (91)        (171)         34
                                                                   --------      -------     -------
         Provision for income taxes . . . . . . . . . . .          $  8,351      $ 3,570     $ 2,132
                                                                   ========      =======     =======

                 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at January 3, 1998 and December 28, 1996 are as follows:

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

6.       INCOME TAXES--(CONTINUED)

                                                                          1997         1996
                                                                        -------      -------
                                                                           (in thousands)
                 Deferred tax liabilities:
                      Book carrying value in excess of tax
                         basis of property, plant and equipment          $29,728     $29,389
                      Other . . . . . . . . . . . . . . . . . .            2,971       1,376
                                                                         -------     -------
                           Total deferred tax liabilities . . .           32,699      30,765
                 Deferred tax assets:
                      Net operating loss and credit carryforwards         11,075      13,712
                      Nondeductible reserves and accruals . . .           10,335       8,437
                      Minimum pension liability adjustment  . .               --         399
                      Other . . . . . . . . . . . . . . . . . .            1,130         770
                                                                         -------     -------
                           Total deferred tax assets  . . . . .           22,540      23,318
                      Valuation allowance for deferred tax assets         (2,395)     (4,767)
                                                                         -------     -------
                           Net deferred tax assets  . . . . . .           20,145      18,551
                                                                         -------     -------
                           Net deferred tax liabilities . . . .          $12,554     $12,214
                                                                         =======     =======

                 At January 3, 1998 the Company had available a minimum tax credit carryforward of $8,100,000, and investment credit and other general business credit carryforwards of $2,900,000. If not used, the majority of investment credit and other general business credit carryforwards will expire in the years 1998 through 2000.

                 The federal income tax returns of the Company for fiscal 1993 and prior years are closed to assessment by the Internal Revenue Service. However, the net operating loss and credit carryforwards that existed at the end of 1993 remain open to adjustment. The Company believes that it has adequately provided for income taxes, and that any potential adjustments or assessments that might be made by the Internal Revenue Service or other taxing authorities would not have a material impact on the Company's financial position or results of operations.

                 The Company made income tax payments of $4,815,000, $1,180,000, and $3,625,000 during 1997, 1996 and 1995, respectively.

7.       BENEFIT PLANS

         Retirement plans

                 The Company sponsors the Dan River Inc. Hourly Retirement Plan (the "Hourly Plan") and the Dan River Inc. Salary Retirement Plan (the "Salary Plan"). These plans are qualified noncontributory defined benefit plans and cover substantially all of the Company's full-time employees, other than hourly paid employees at its North Carolina and Tennessee manufacturing facilities. Funding for the Hourly and Salary Plans is through employer cash contributions.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

7.       BENEFIT PLANS--(CONTINUED)

                 Participants are generally eligible for full benefits at age 65 or upon completion of five years of vesting service, if later. Vesting service is defined generally as years of service from hire. Benefits of the Hourly Plan are determined based upon years of service while benefits of the Salary Plan are determined based upon years of service and career average earnings.

                 The following table sets forth the funded status of the plans at January 3, 1998 and December 28, 1996:

                                                                    Hourly Plan                   Salary Plan
                                                               ----------------------      -------------------------
                                                                  1997         1996           1997           1996
                                                               ---------    ---------       --------       --------
                                                                                 (in thousands)
         Actuarial present value of benefit obligation:
              Vested benefit obligation                        $ (10,528)   $  (8,551)     $  (9,064)    $  (7,258)
              Accumulated benefit obligation                   $ (10,719)   $  (8,708)     $  (9,966)    $  (8,361)
                                                               ---------    ---------      ---------     ---------

         Projected benefit obligation                          $ (10,719)   $  (8,708)     $ (11,390)    $  (9,883)
         Plan assets at fair value                                11,601        7,697         10,340         8,521
                                                               ---------    ---------      ---------     ---------
         Projected benefit obligation less than (in excess)
              of plan assets                                         882       (1,011)        (1,050)       (1,362)
         Unrecognized net loss                                     1,202        1,008            548           888
         Minimum liability adjustment                                 --       (1,008)            --            --
                                                               ---------    ---------       --------     ---------
         Prepaid (accrued) pension cost                        $   2,084    $  (1,011)      $   (502)    $    (474)
                                                               =========    =========       ========     =========

                 The Company's practice is to fund amounts which are required by statute and applicable regulations and which are tax deductible. The minimum liability adjustment at December 28, 1996, represents the excess of unfunded accumulated benefit obligations over previously recorded liabilities. A corresponding reduction is reflected in shareholders' equity at December 28, 1996, net of the related income tax effect of $399,000.

                 Net pension cost for the plans included the following components:


                                                                      1997           1996          1995
                                                                    --------       -------       -------
                                                                                (in thousands)
         Service cost . . . . . . . . . . . . . . . . . .           $ 1,501        $ 1,728       $ 1,452
         Interest cost  . . . . . . . . . . . . . . . . .             1,541          1,401         1,181
         Actual return on assets  . . . . . . . . . . . .            (2,780)        (1,919)       (2,193)
         Other, net . . . . . . . . . . . . . . . . . . .             1,216            951         1,204
                                                                    -------        -------       -------
         Net periodic pension cost  . . . . . . . . . . .           $ 1,478        $ 2,161       $ 1,644
                                                                    =======        =======       =======

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

7.       BENEFIT PLANS--(CONTINUED)

                 The projected benefit obligations were determined using an assumed discount rate of 7.4% at January 3, 1998 and 7.9% at December 28, 1996. An assumed long-term rate of increase in compensation of 4.4% was used at January 3, 1998 and 4.9% at December 28, 1996. The assumed long-term rate of return on plan assets was 9.5% at January 3, 1998, December 28, 1996 and December 30, 1995. Assets of the plans consist of various institutional investment funds and money market accounts.

                 The Company also sponsors a 401(k) plan which covers hourly paid employees at its North Carolina and Tennessee manufacturing facilities. Generally, all full-time hourly employees with one year of service are eligible to participate. Participants make mandatory salary reduction contributions to the plan and are also permitted to make elective contributions. The plan also provides for matching contributions by the Company, beginning in 1998.

         Supplemental retirement plan

                 The Company sponsors an unfunded supplemental retirement plan for certain former employees that provides for payments upon retirement, death or disability over the longer of the employee's life or ten years. The projected benefit obligations of $3,076,000 and $2,960,000 at January 3, 1998 and December 28, 1996, respectively, are accrued in the accompanying consolidated balance sheets. The Company is a beneficiary of life insurance policies on certain participants in this plan.

         Stock option plans

                 In October 1997, the Company adopted stock incentive plans (the "1997 Plans") for key employees and directors that allow for the grant of stock options, restricted stock, stock appreciation rights ("SARs") and stock. There are 1,925,000 shares of Class A common stock reserved for issuance under these plans. Options and SARs granted under the 1997 Plans will expire no later than 10 years after the date of grant, and the exercise prices of options and grant values for SARs will be no less than 100% of the fair market value of the Class A common stock on the date of grant. Effective with the completion of the Offering on November 20, 1997, nonqualified options to purchase 589,000 shares were granted to employees at an exercise price equal to the Offering price of $15 per share. These options vest in one-third increments annually, beginning on December 31, 1999, and expire ten years from the date of the Offering. Directors were granted options to purchase 10,000 shares on identical terms, except the options vest in one-third increments annually, beginning December 31, 1997.

                 The Company also maintains a nonqualified stock option plan pursuant to which options to purchase Class A common stock were granted prior to 1997. Effective with establishment of the 1997 Plans, options are no longer granted under this plan. All options to purchase unissued shares granted under this plan have an exercise price of $6.85 per share, generally vest on December 31, 1999, and expire on December 31, 2001. Prior to December 30, 1994, the plan also provided for the granting of options to purchase shares of the Company's Class A common stock from a certain principal shareholder at an exercise price of $0.57 per share. All of these options were exercisable at January 3, 1998 and expire on December 31, 1999.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

7.       BENEFIT PANS--(CONTINUED)

                 The Company has applied APB 25 in accounting for stock options and, accordingly, no compensation expense has been recorded in 1997, 1996 or 1995. If the Company had determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                               1997           1996          1995
                                                             --------       -------       -------
                                                             (in thousands, except per share data)
         Net income:
            As reported . . . . . . . . . . . . . . . . .    $ 13,021       $ 5,686       $   258
            Pro forma . . . . . . . . . . . . . . . . . .      12,949         5,683           258
         Per share:
            As reported --
              Basic . . . . . . . . . . . . . . . . . . .       0.89           0.40          0.02
              Diluted . . . . . . . . . . . . . . . . . .       0.88           0.40          0.02
            Pro forma --
              Basic . . . . . . . . . . . . . . . . . . .       0.88           0.40          0.02
              Diluted . . . . . . . . . . . . . . . . . .       0.87           0.40          0.02

                 The pro forma results reflect amortization of the fair value of stock options over the vesting period, and only take into consideration options granted after 1994. The weighted average fair value of options granted in 1997, 1996 and 1995, was estimated to be $6.63, $1.60 and $0.45, respectively. The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model, assuming a dividend yield of 0% for all years and weighted average risk-free interest rates of 5.89%, 5.30% and 6.26% for 1997, 1996 and 1995, respectively. A 34% volatility factor was assumed for 1997 grants, whereas the 1996 and 1995 grants, which were made before the Company's equity was publicly traded, were valued assuming zero volatility.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

7.       BENEFIT PLANS--(CONTINUED)

         The following is a summary of stock option activity:

                                                          Options Exercisable         Options Exercisable
                                                        Against Unissued Shares   Against Principal Shareholder
                                                        -----------------------   -----------------------------
                                                                    Weighted-                       Weighted-
                                                                      Average                         Average
                                                          Number     Exercise           Number      Exercise
                                                        of Shares      Price          of Shares       Price
                                                        ---------    --------         ---------     --------
         Outstanding at December 31, 1994                603,750      $  6.85          524,300       $   0.57
         Granted                                          20,125         6.85
         Forfeited                                       (28,875)        6.85          (10,500)          0.57
                                                        --------      -------         --------       --------
         Outstanding at December 30, 1995                595,000         6.85          513,800           0.57
         Granted                                          13,125         6.85
         Exercised                                                                     (51,800)          0.57
         Forfeited                                       (13,300)        6.85           (5,250)          0.57
                                                        --------      -------         --------       --------
         Outstanding at December 28, 1996                594,825         6.85          456,750           0.57
         Granted                                         599,000        15.00
         Exercised                                                                     (57,250)          0.57

         Forfeited                                       (11,375)        6.85
                                                     -----------     --------          -------       --------
         Outstanding at January 3, 1998                1,182,450      $ 10.98          399,500       $   0.57
                                                     ===========      =======          =======       ========


                 Exercise prices and remaining weighted average contractural lives for options outstanding at January 3, 1998 against unissued shares were: $6.85 per share (583,450 shares)--4 years; and $15.00 per share (599,000 shares) - 9.9 years. At January 3, 1998, 3,333 of these shares were exercisable at a price of $15.00 per share. All options against shares held by the principal shareholder have been exercisable since June 30, 1995 at a price of $0.57 per share, and had a remaining contractural life of 2 years as of January 3, 1998.

8.       OTHER OPERATING COSTS, NET

                 During the second quarter of 1997 the Company recorded a charge of $7,875,000 as a result of its decision to close its Riverside apparel fabrics weaving facilities in Danville, Virginia. The charge included $4,194,000 for asset writedowns and $373,000 for severance and other benefits associated with the termination of approximately 200 employees. The remainder of the charge related principally to estimated costs associated with the demolition and divestitures of two mill buildings and related land. As of January 3, 1998, operations at the facilities has ceased, the termination of affected employees was complete, and most salvageable equipment had either been sold or was in the process of being moved to other facilities. The Company anticipates that the demolition and divestitures of the real estate will be completed within two years. However, the actual timing of the disposition of these properties may vary due to their locations and market conditions.

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

8.       OTHER OPERATING COSTS, NET--(CONTINUED)

                 As a result of the completion of the first phase of the Riverside facility closures, the Company reversed $281,000 of the charge in the fourth quarter of 1997. Also in the fourth quarter of 1997, the Company sold its yarn mill in Wetumpka, Alabama, resulting in a gain of $583,000. At January 3, 1998 the carrying value of assets held for sale, consisting mostly of Riverside assets, was $1,853,000.

                 In 1996, the Company reversed $849,000 of the prior year charge relating to a discounted product line due to better than anticipated recovery value of assets previously written down. In addition, the Company reversed $84,000 of the prior year charge relating to the relocation of its marketing headquarters, primarily due to the early buyout of the existing lease. These reversals were offset in part by net charges of $505,000 for writedowns and disposals of obsolete equipment.

                 During 1995 charges totaling $4,391,000 were recognized for writedowns and disposals of equipment rendered obsolete by the Company's modernization program. Also in 1995, the Company recorded a $1,576,000 loss for the writedown of a leasehold and other costs related to the relocation of the Company's marketing headquarters in New York, and a $3,005,000 charge for the writedown of assets associated with the Company's decision to discontinue one of its apparel fabrics product lines.

9.       EARNINGS PER SHARE

                 The following table sets forth the computation of basic and diluted earnings per share:


                                                                   1997             1996              1995
                                                                  ------           -------          -------
         Numerator for basic and diluted earnings per share --
           income before extraordinary item (in thousands)     $     $13,264    $       5,686    $         258
                                                               =============    =============    =============

         Denominator:
           Denominator for basic earnings per share --
             weighted-average shares                              14,710,843       14,155,165       12,283,900

           Effect of dilutive securities:
             Employee stock options                                  127,943           24,889               --
                                                               -------------    -------------    -------------
           Denominator for diluted earnings per share --
             weighted-average shares adjusted for
             dilutive securities                                  14,838,786       14,180,054       12,283,900
                                                               =============    =============    =============

         Basic earnings per share                              $        0.90    $        0.40    $        0.02
                                                               =============    =============    =============

         Diluted earnings per share                            $        0.89    $        0.40    $        0.02
                                                               =============    =============    =============

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995


10.      COMMITMENTS AND CONTINGENCIES

                 The Company leases certain manufacturing equipment, warehouses and office facilities under operating leases that expire at various dates through 2011. Rental expense for 1997, 1996 and 1995 amounted to approximately $7,421,547, $10,296,000 and $13,032,000, respectively, net of rental income on noncancelable leases and subleases of approximately $34,000, $76,000 and $1,544,000, respectively.

                 The future minimum lease payments at January 3, 1998 due under operating leases with noncancelable terms in excess of one year are as follows:


                                                           (in thousands)
                 1998                                         $   4,602
                 1999                                             3,132
                 2000                                             2,282
                 2001                                             2,128
                 2002                                             2,026
                 Later                                           14,296
                                                              ---------
                                                              $  28,466
                                                              =========

                 Commitments for additions to plant and equipment amounted to approximately $13,700,000 at January 3, 1998. Certain manufacturing and warehouse leases contain renewal options at their fair rental values.

                 The Company is subject to various legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position or results of operations.

11.      FINANCIAL INSTRUMENTS

         Off balance sheet risk

                 In connection with the purchase of cotton for anticipated manufacturing requirements, the Company enters into cotton forward purchase commitments, futures and option contracts in order to reduce the risk associated with future price fluctuations. The Company does not engage in speculation. There were no material cotton futures or options contracts outstanding at January 3, 1998 or December 28, 1996. See Note 2 for information on the Company's accounting policy with respect to cotton futures and option contracts.

                                 DAN RIVER INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

11.      FINANCIAL INSTRUMENTS--(CONTINUED)

         Concentrations of credit risk

                 Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions. Concentration of credit risk with respect to trade accounts receivable is managed by an in-house professional credit staff. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

         Fair values

                 The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term nature of these instruments. The fair value of the Company's senior subordinated notes, based on quoted market prices, was $127,800,000 and $120,600,000 at January 3, 1998 and December 28,
         1996, respectively, compared to a carrying value of $120,000,000. Based on rates available for similar types of borrowings, the carrying values of the Company's other debt approximated fair value at January 3, 1998 and December 28, 1996.

12.      QUARTERLY FINANCIAL DATA (UNAUDITED)

                 The Company's unaudited consolidated results of operations are presented below (in thousands, except per share data):

                                                              First       Second         Third        Fourth
         Year ended January 3, 1998:                         Quarter      Quarter       Quarter       Quarter
                                                             -------      -------       -------       -------
              Net sales . . . . . . . . . . . . . . . . .   $105,736     $122,199       $116,254      $132,259
              Gross Profit  . . . . . . . . . . . . . . .     20,149       27,066         28,235        28,833
              Income before extraordinary item  . . . . .      1,993          321          5,009         5,941
              Net income  . . . . . . . . . . . . . . . .      1,993          321          5,009         5,698
              Per share:
                   Income before extraordinary item--
                      Basic . . . . . . . . . . . . . . .       0.14         0.02           0.35          0.37
                      Diluted . . . . . . . . . . . . . .       0.14         0.02           0.35          0.36
                   Net income --
                      Basic . . . . . . . . . . . . . . .       0.14         0.02           0.35          0.35
                      Diluted . . . . . . . . . . . . . .       0.14         0.02           0.35          0.35

                                                              First       Second         Third        Fourth
         Year ended December 28, 1996:                       Quarter      Quarter       Quarter       Quarter
                                                             -------      -------       -------       -------
              Net sales . . . . . . . . . . . . . . . . .    $83,738       $93,203       $95,090      $107,536
              Gross Profit  . . . . . . . . . . . . . . .     13,604        18,263        19,189        21,128
              Net income (loss) . . . . . . . . . . . . .     (1,428)        1,336         2,305         3,473
              Per share --
                   Basic  . . . . . . . . . . . . . . . .       0.10          0.09          0.16          0.25
                   Diluted  . . . . . . . . . . . . . . .       0.10          0.09          0.16          0.24

                                 DAN RIVER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       JANUARY 3, 1998, DECEMBER 28, 1996
                             AND DECEMBER 30, 1995

12.      QUARTERLY FINANCIAL DATA (UNAUDITED)--CONTINUED

                 The fourth quarter of the year ended January 3, 1998 represents a 14-week period. All other quarters presented consist of 13 weeks.

                 The interim earnings (loss) per share amounts were computed as if each quarter was a discrete period. As a result, the sum of the earnings (loss) per share by quarter will not necessarily total the annual earnings per share.

                 Results for the second quarter of 1997 include a pre-tax charge of $7,875,000 ($4,839,000 net of tax benefits, or $0.34 per share) relating to the closure of the Company's Riverside apparel fabrics weaving facilities. The fourth quarter results include a pre-tax gain of $583,000 from the sale of a yarn operation, and a reversal of $281,000 of the pre-tax charge recorded in the second quarter. Together these items increased net income for the fourth quarter by $531,000, or $0.03 per share. Also in the fourth quarter of 1997, an extraordinary loss associated with the early retirement of debt was recorded, which decreased net income by $243,000, or $0.01 per share. Results for the fourth quarter of 1996 include the reversal of $441,000 in pre-tax charges that had been recorded in 1995, primarily relating to fixed asset writedowns. After taxes, the reversal increased net income by $271,000, or $0.02 per share. See Notes 5 and 8.

Report of Independent Auditors


The Board of Directors and Shareholders
Dan River Inc.


                 We have audited the accompanying consolidated balance sheets of Dan River Inc. as of January 3, 1998 and December 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dan River Inc. at January 3, 1998 and December 28, 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP


Greensboro, North Carolina
February 4, 1998

                                             Five Year Summary of Selected Financial Data

(in thousands except per share data)                   1997(1)          1996            1995              1994           1993
--------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data:
Net sales                                             $476,448      $379,567        $384,801          $371,534       $317,566
Cost of sales                                          372,165       307,383         306,879           297,460        259,148
Gross profit                                           104,283        72,184          77,922            74,074         58,418
Selling, general and administrative
  expenses                                              54,231        45,673          44,860            43,908         38,550
Other operating costs, net(2)                            7,012         (428)           8,972             1,534          3,039
Operating income                                        43,040        26,939          24,090            28,632         16,829
Other income (expense), net                              (290)           485             241               144            505
Interest expense                                        21,135        18,168          21,941            20,419         12,691
Income before extraordinary item                        13,264         5,686             258             3,525          2,171
Extraordinary item                                       (243)             -               -                 -            348
Net income                                              13,021         5,686             258             3,525          2,519
Redeemable preferred stock
  dividends                                                  -             -               -                 -          2,091
Net income applicable to common
  stock                                                 13,021         5,686             258             3,525            428
Earnings per share--basic:
  Income before extraordinary
    item                                                  0.90          0.40            0.02              0.31           0.01
  Net income per share--basic                             0.89          0.40            0.02              0.31           0.04

Earnings per share--diluted:
  Income before extraordinary
    item                                                  0.89          0.40            0.02              0.31           0.01
  Net income per share--diluted                           0.88          0.40            0.02              0.31           0.04

=================================================================================================================================
Balance Sheet Data (at end of fiscal year):
Working capital                                       $123,604       $93,291        $109,763          $103,973       $ 94,040
Total assets                                           392,295       321,050         330,944           329,902        289,384
Convertible junior subordinated
  notes                                                      -             -               -            25,220         21,485
Total debt, including current
  maturities                                           143,756       169,468         179,703           196,436        170,066
Common stock subject to put
  rights                                                     -         9,726           7,000             7,000          7,000
Shareholders' equity                                   165,830        77,898          73,702            46,810         42,493
Common shares outstanding                               18,841        14,155          14,155            11,375         11,375

=================================================================================================================================
Other Financial Data:
EBITDA(3)                                              $77,560       $47,306         $52,599           $48,353        $36,314
Depreciation and amortization of property,
  plant and equipment                                   27,508        20,795          19,537            18,187         16,446
Capital expenditures in cash                            24,231        27,582          24,316            24,793         12,839

=================================================================================================================================

(1) Fiscal year 1997 represents a 53-week period. All other fiscal years presented represent a 52-week period.

(2) Other Operating Costs, Net includes various non-recurring charges and credits, the most significant of which relate to fixed asset writedowns, plant closure costs and a discontinued product line. See
         Note 8 to the Consolidated Financial Statements.

(3) EBITDA represents operating income before depreciation and amortization, adjusted to excluded Other Operating Costs, Net. EBITDA is presented to provide information related to the Company's ability to service debt, and should not be considered as an alternative measure of operating results or cash flow as determined in accordance with generally accepted accounting principles.